     Proskauer Rose LLP    1001 Pennsylvania Avenue, NW Suite 600 South    Washington, DC 20004-2533

October 12, 2021 By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: John Ganley, Esq.	William J. Tuttle Partner d +1.202.416.6860 f +1.202.416.6899 WTuttle@proskauer.com www.proskauer.com

Re:	Gladstone Investment Corporation

Registration Statement on Form N-2, File No. 333-259302

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2021, File No. 814-00704

Ladies and Gentlemen,

On behalf of Gladstone Investment Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File No. 333-259302 (the “Registration Statement”), and Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2021, File No. 814-00704 (the “2021 Form 10-K”), on October 8, 2021 between John Ganley of the Staff and William J. Tuttle of Proskauer Rose LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

1.	Please confirm that the Company does not currently have authorization to issue shares of its common stock at prices below net asset value.

Response:

The Company confirms that it does not presently have authorization to issue shares of its common stock at prices below net asset value.

2.	Please confirm that future Annual Reports on Form 10-K will include ten years of financial highlights.

Response:

The Company confirms that future Annual Reports on Form 10-K that are incorporated by reference into a registration statement on Form N-2 will include ten years of financial highlights.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

John Ganley, Esq.

October 12, 2021

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If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com) or Erin Lett by telephone at 202.416.6829 (or by email at elett@proskauer.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Julia Ryan, Gladstone Investment Corporation

Michael LiCalsi, The Gladstone Companies

Erich Hellmold, The Gladstone Companies

Erin Lett, Proskauer Rose LLP